April 21, 2005

Via U.S. Mail and Facsimile (617) 526-5000
Edward Young, Esq.
Wilmer Cutler Pickering et al.
60 State Street
Boston, MA 02109
(617) 526-6659

Re:	OfficeMax Incorporated
      Schedule 14A filed by K Capital Offshore Master Fund on
	April 20, 2005
      File No. 1-05057

Dear Mr. Young:

      We have examined your preliminary proxy materials and have the following comments.

1. We note your efforts to fully comply with prior comment 1. Notwithstanding the revised disclosure, Rule 14a-4(d) provides that a person shall not be deemed to be a bona fide nominee and shall not be named in the proxy statement unless he has consented to being named. Because the company nominees have not provided you with their consent, the proxy statement must be amended to delete the names of the company`s nominees for whom the proxy holder will vote and list only the names of the company`s nominees for whom the proxy holder will not vote.

2. Disclose support for or, in the alternative, remove the reference to "historic shortcomings at the board level" in paragraph two on page 3 under the section entitled "Why You Should Vote For Mr. Meyer As A Director."

3. We note your response to prior comment 12, but believe that you should disclose that Blackstone has not discussed valuations of the company`s assets with shareholders. In this respect we note your statement that "Blackstone was engaged to perform business and financial analysis and valuations of the Company and communicate with representatives of the Company, as well as various other parties, including other industry participants, analysts and shareholders regarding the value of the Company`s common stock and the Company`s possible strategic alternatives."

4. Prior Comment 13. Please tell us the extent of Blackstone`s communication with shareholders, including, but not limited to, the company`s possible strategic alternatives. We note your statement in the supplemental response that Blackstone informed K Capital that it has discussed with its legal counsel the definition of "participant" set forth in Instruction 3 to Item 4 of Schedule 14A, and understand Blackstone believes it is acting only as a financial advisor employed by a participant.

5. Please revise your disclosure to identify the "three independent directors" contacted by Blackstone to gauge the interest of the Board in talking with K Capital.

6. In a supplemental response, advise us how you calculated George Harad`s total compensation since 1995.

7. Please file your response to the closing comment in our prior letter on EDGAR.

Closing Comments

      File revised proxy materials as necessary and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Tomorrow please contact Nicholas Panos at (202) 942- 2948 or Melinda Kramer at (202) 942-1938. As of Monday, April 25, 2005, please contact me at 551-3257.

					Very truly yours,



					Celeste M. Murphy
					Special Counsel
					Office of Mergers and Acquisitions